UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

American Axle & Manufacturing Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of class of securities)

024061103
(CUSIP Number)

Eric Schondorf General Counsel c/o American Securities LLC 299 Park Avenue, 34th Floor New York, NY 10171 212-476-8078
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 024061103	13D	Page 2

1	NAME OF REPORTING PERSONS
ASP MD Investco L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (see Item 5)

	8	SHARED VOTING POWER:
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER:
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
0 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0% (1) (see Item 5)

14	TYPE OF REPORTING PERSON:
PN

(1)
Percent of Common Stock calculated based on 111,290,072 shares of Common Stock of the Issuer outstanding as of November 6, 2017 (as disclosed by the Issuer in the Prospectus filed with the Commission pursuant to Rule 424(b)(2) on November 9, 2017, supplementing the  Registration Statement on Form S-3 (File No. 333-217033), filed on March 30, 2017.)

CUSIP No. 024061103	13D	Page 3

1	NAME OF REPORTING PERSONS
American Securities Partners VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (see Item 5)

	8	SHARED VOTING POWER:
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER:
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
0 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0% (1) (see Item 5)

14	TYPE OF REPORTING PERSON:
PN

(1)
Percent of Common Stock calculated based on 111,290,072 shares of Common Stock of the Issuer outstanding as of November 6, 2017 (as disclosed by the Issuer in the Prospectus filed with the Commission pursuant to Rule 424(b)(2) on November 9, 2017, supplementing the  Registration Statement on Form S-3 (File No. 333-217033), filed on March 30, 2017.)

CUSIP No. 024061103	13D	Page 4

1	NAME OF REPORTING PERSONS
American Securities Partners VI(B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (see Item 5)

	8	SHARED VOTING POWER:
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER:
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
0 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0% (1) (see Item 5)

14	TYPE OF REPORTING PERSON:
PN

(1)
Percent of Common Stock calculated based on 111,290,072 shares of Common Stock of the Issuer outstanding as of November 6, 2017 (as disclosed by the Issuer in the Prospectus filed with the Commission pursuant to Rule 424(b)(2) on November 9, 2017, supplementing the  Registration Statement on Form S-3 (File No. 333-217033), filed on March 30, 2017.)

CUSIP No. 024061103	13D	Page 5

1	NAME OF REPORTING PERSONS
American Securities Partners VI(C), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (see Item 5)

	8	SHARED VOTING POWER:
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER:
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
0 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0% (1) (see Item 5)

14	TYPE OF REPORTING PERSON:
PN

(1)
Percent of Common Stock calculated based on 111,290,072 shares of Common Stock of the Issuer outstanding as of November 6, 2017 (as disclosed by the Issuer in the Prospectus filed with the Commission pursuant to Rule 424(b)(2) on November 9, 2017, supplementing the  Registration Statement on Form S-3 (File No. 333-217033), filed on March 30, 2017.)

CUSIP No. 024061103	13D	Page 6

1	NAME OF REPORTING PERSONS
American Securities Partners VI(D), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (see Item 5)

	8	SHARED VOTING POWER:
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER:
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
0 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0% (1) (see Item 5)

14	TYPE OF REPORTING PERSON:
PN

(1)
Percent of Common Stock calculated based on 111,290,072 shares of Common Stock of the Issuer outstanding as of November 6, 2017 (as disclosed by the Issuer in the Prospectus filed with the Commission pursuant to Rule 424(b)(2) on November 9, 2017, supplementing the  Registration Statement on Form S-3 (File No. 333-217033), filed on March 30, 2017.)

CUSIP No. 024061103	13D	Page 7

1	NAME OF REPORTING PERSONS
American Securities Associates VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (see Item 5)

	8	SHARED VOTING POWER:
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER:
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
0 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0% (1) (see Item 5)

14	TYPE OF REPORTING PERSON:
OO

(1)
Percent of Common Stock calculated based on 111,290,072 shares of Common Stock of the Issuer outstanding as of November 6, 2017 (as disclosed by the Issuer in the Prospectus filed with the Commission pursuant to Rule 424(b)(2) on November 9, 2017, supplementing the  Registration Statement on Form S-3 (File No. 333-217033), filed on March 30, 2017.)

CUSIP No. 024061103	13D	Page 8

1	NAME OF REPORTING PERSONS
American Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (see Item 5)

	8	SHARED VOTING POWER:
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER:
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
0 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0% (1) (see Item 5)

14	TYPE OF REPORTING PERSON:
OO; IA

(1)
Percent of Common Stock calculated based on 111,290,072 shares of Common Stock of the Issuer outstanding as of November 6, 2017 (as disclosed by the Issuer in the Prospectus filed with the Commission pursuant to Rule 424(b)(2) on November 9, 2017, supplementing the  Registration Statement on Form S-3 (File No. 333-217033), filed on March 30, 2017.)

This Amendment No. 2 amends the Schedule 13D filed April 17, 2017 (the “Original Schedule 13D”) as amended by Amendment No. 1 filed on November 15, 2017 (“Amendment No.1” and together with the Original Schedule 13D, the “Schedule 13D”) and is filed by (i) ASP MD Investco L.P., a Delaware limited partnership (“Investco”), (ii) American Securities Partners VI, L.P., a Delaware limited partnership, American Securities Partners VI(B), L.P., a Delaware limited partnership, American Securities Partners VI(C), L.P., a Delaware limited partnership, and American Securities Partners VI(D), L.P., a Delaware limited partnership (together, the owners of the limited partnership interests in Investco, the “Sponsors”), (iii) American Securities Associates VI, LLC, a Delaware limited liability company (“GP”), the general partner of each Sponsor, and (iv) American Securities LLC (“ASLLC”), a New York limited liability company which provides investment advisory services to each Sponsor and the GP (each a “Reporting Person” and, collectively, the “Reporting Persons”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of American Axle & Manufacturing Holdings, Inc. (the “Issuer”). Capitalized terms used in this Amendment No. 2 but not defined shall have the meaning attributed to them in the Schedule 13D.

The purpose of this Amendment No. 2 is to reflect that on December 15, 2017, ASP MD Investco L.P., sold 10,682,679 shares of Common Stock and American Securities LLC sold 8,670 shares of Common Stock pursuant to Rule 144 in standard broker-dealer transactions (collectively, the “Sales”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 2, as of December 15, 2017, are incorporated herein by reference.  As of December 15, 2017 of the Scheduled Persons own any shares of Common Stock.

(b)
The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 2 and (ii) Item 5(a) hereof, in each case, as of December 15, 2017, are incorporated herein by reference. None of the Scheduled Persons own any shares of Common Stock.

(c)	In addition to the Sales described in this Amendment No. 2, on November 10, 2017, Investco sold 15,000,000 shares of Common Stock in a registered offering as described in Amendment No. 1.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Stockholders’ Agreement, the Stockholders had the right to nominate directors to the Issuer’s board of directors (the “Board”) for so long as ASLLC and its controlled affiliates (other than any of ASLLC’s portfolio companies) owned at least 7.5% of the outstanding shares of Common Stock. As a result of the Sales, the beneficial ownership amount of Stockholders and any controlled affiliates of ASLLC has decreased to 0%. The Stockholders have thereby lost the right to nominate any directors to the Issuer’s Board.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated April 17, 2017 (filed as Exhibit 1 to the Issuer’s Schedule 13D filed with the SEC on April 17, 2017). †

2	Stockholders’ Agreement, dated as of April 6, 2017, among the Issuer, ASLLC and Investco (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 6, 2017). †

† Incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2017

ASP MD INVESTCO L.P.

/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	President

AMERICAN SECURITIES PARTNERS VI, L.P.
By: American Securities Associates VI, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member

AMERICAN SECURITIES PARTNERS VI(B), L.P.
By: American Securities Associates VI, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member

AMERICAN SECURITIES PARTNERS VI(C), L.P.
By: American Securities Associates VI, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member

AMERICAN SECURITIES PARTNERS VI(D), L.P.
By: American Securities Associates VI, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member

AMERICAN SECURITIES ASSOCIATES VI, LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	President and Chief Executive Officer